Exhibit I-2

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and most of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

FOR IMMEDIATE RELEASE

Hitachi and Hitachi Maxell Announce Making Hitachi Maxell

a Wholly Owned Subsidiary of Hitachi via a Share Exchange

Tokyo, February 24, 2010—Hitachi, Ltd. (NYSE: HIT / TSE: 6501, “Hitachi”) and Hitachi Maxell, Ltd. (TSE: 6810, “Hitachi Maxell”) announced on January 14, 2010, that Hitachi would make Hitachi Maxell its wholly owned subsidiary via a share exchange with Hitachi as the wholly owning parent company and Hitachi Maxell as the wholly owned subsidiary (the “Share Exchange”). Agreements have subsequently been reached on the exchange ratio, effective date and other details of the Share Exchange, and the two companies hereby announce that they have concluded a share exchange agreement following today’s decision by Hitachi’s President and Chief Executive Officer and a resolution at Hitachi Maxell’s Board of Directors’ meeting held today (the “Share Exchange Agreement”).

Both companies plan to implement the Share Exchange without obtaining approval by resolution at a General Meeting of Shareholders, with Hitachi using a simplified share exchange (kani kabushiki kokan) procedure pursuant to Article 796, Paragraph 3 of the Companies Act, and Hitachi Maxell using a summary share exchange (ryakushiki kabushiki kokan) procedure pursuant to Article 784, Paragraph 1 of the Companies Act.

Hitachi Maxell shares are scheduled for delisting on March 29, 2010 (with a final trading date of March 26, 2010) prior to the effective date of the Share Exchange (April 1, 2010).

1. Purpose of Making Hitachi Maxell a Wholly Owned Subsidiary via the Share Exchange

As announced in its news releases “Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Maxell” on July 28, 2009, and “Hitachi Amends ‘Hitachi to Commence Tender Offer for the Shares of its Subsidiary, Hitachi Maxell’” on August 19, 2009 (collectively the “Tender Offer News Releases”), Hitachi conducted a tender offer for the shares of Hitachi Maxell from August 20 to October 8, 2009, to make Hitachi Maxell a wholly owned subsidiary (the “Tender Offer”).

In addition, as noted in their news release “Hitachi and Hitachi Maxell Announce Method of Making Hitachi Maxell a Wholly Owned Subsidiary of Hitachi (Share Exchange)” on January 14, 2010, Hitachi and Hitachi Maxell have determined the method for the share exchange to make Hitachi Maxell a wholly owned subsidiary of Hitachi, based on the result of the Tender Offer, etc.

The purpose of Hitachi making Hitachi Maxell its wholly owned subsidiary is outlined in the Tender Offer News Releases and Hitachi Maxell’s announcements “Announcement Concerning Expression of Opinion for Tender Offer by Hitachi Ltd., for Shares of the Company” on July 28, 2009, and “Hitachi Maxell Amends ‘Announcement Concerning Expression of Opinion for Tender Offer by Hitachi, Ltd. for Shares of the Company’” on August 19, 2009, and is reiterated below.

The Hitachi Group, which consists of Hitachi, its subsidiaries and affiliated companies, conducts a wide range of business activities from the development, production and sales of offerings to the provision of relevant services in seven industry segments: Information & Telecommunication Systems; Electronic Devices; Power & Industrial Systems; Digital Media & Consumer Products; High Functional Materials & Components; Logistics, Services & Others; and Financial Services.

In the severe economic environment of the worldwide structural recession that has been continuing since the second half of the previous fiscal year, the Hitachi Group must urgently optimize the allocation of the entire Group’s resources and accelerate the restructuring of the business portfolio to secure a foundation for future growth. The Group policy is to focus on the social innovation business to improve social infrastructure that is supported by highly reliable and efficient information and communication technologies.

To reinforce this social innovation business, the Hitachi Group believes it is necessary to concentrate its business resources on the lithium ion batteries business, which will be a key device of the industry along with motors, invertors and power semiconductors. Hitachi considers that the lithium ion rechargeable batteries business will also be a core device of the social innovation business consisting of information & telecommunication systems business, the power systems business, the environmental, industrial and transport systems businesses, and the social and urban systems businesses and of environment-friendly automotive systems business such as hybrid and electric automobile businesses.

Regarding Hitachi Maxell, Ltd., the dried batteries and magnetic tape divisions of Nitto Electric Industrial Co., Ltd. (currently Nitto Denko Corp.), were set up independently as Maxell Electric Industrial Co., Ltd., which commenced operations in 1961 and became Hitachi’s consolidated subsidiary in 1964, changing its corporate name to Hitachi Maxell, Ltd. Currently, in accordance with the long-term vision of “Breakthrough to New Horizons—challenge of seeking fresh possibilities” set in its medium-term business plan, Hitachi Maxell has been accelerating a change in its business portfolio to improve profitability and to ensure new growth toward the medium-term mission of “Change for Growth.” Specifically, Hitachi Maxell is concentrating its business resources in the priority businesses of “batteries,” “optical components” and “functional materials & components,” each of which has high potential of future growth and profitability. Hitachi Maxell promotes differentiation from competitors by optimizing its proprietary technologies and the development of high-value-added products to these three business areas. In its core Information Storage Media business, Hitachi Maxell will pursue higher profitability by introducing new products and reducing costs to restructure businesses.

Hitachi Maxell has been steadily expanding the business related to lithium ion rechargeable batteries, which is the core product line of its batteries business, one of its priority businesses. Specifically, in addition to products for mobile phones, which had been a main business field, Hitachi Maxell aims to expand its batteries business into power tools and electric-supported bicycles fields by developing new cylindrical products and laminated products in addition to conventional prismatic lithium ion rechargeable batteries. In February 2009, to supply electrode materials not only for consumer use but also for use in automobiles and industries, Hitachi Maxell established a new electrode manufacturing plant with high-speed and high-precision coating systems that harness its outstanding proprietary technologies.

The Hitachi Group and Hitachi Maxell have reinforced their collaborations in the lithium ion rechargeable batteries business. For instance, Hitachi and Hitachi Maxell have been using Hitachi’s laboratories to develop consumer-use lithium ion rechargeable batteries.

In 2004, Hitachi Maxell and Hitachi both invested in Hitachi Vehicle Energy, Ltd., which was established by the Hitachi Group and develops and sells lithium ion rechargeable batteries for automobiles. Harnessing Hitachi Maxell’s technological experience accumulated in the development and manufacture of consumer-use compact lithium ion rechargeable batteries, Hitachi and Hitachi Maxell have been collaborating in the research and development of highly reliable and safe lithium ion rechargeable batteries for automobiles and such collaborations have produced significant results in design, development and manufacturing of such products.

As announced in the news release dated April 17, 2009 by Hitachi titled “Promotion of the lithium ion rechargeable batteries business,” the Hitachi Group decided to further reinforce collaborations with Group companies including Hitachi Maxell, Shin-Kobe Electric Machinery Co., Ltd. and Hitachi Vehicle Energy, Ltd., under its business strategy toward overall optimization, to promote a systems business using lithium ion rechargeable batteries and other rechargeable batteries as one of the core businesses. The Hitachi Group aims to strengthen its lithium ion rechargeable batteries related business with high quality and performance such as consumer-use lithium ion rechargeable batteries shipped a cumulative total of 600 million cells without recalled products (for collection and repair) and in-vehicle lithium ion rechargeable batteries promoted as commercialization of pioneering products. We also established the Battery Systems Division as of April 1, 2009, to integrate the lithium ion rechargeable batteries-related businesses across the Hitachi Group. In addition, the Hitachi Group newly established the Advanced Battery Research Center for R&D of materials for next-generation batteries.

In the business field of rechargeable batteries centering on lithium ion rechargeable batteries, although high growth is expected by the expansion of the market for products in which such batteries are used and their new applications, there is concern over intensifying competition due to an increase of new entrants in the consumer-use products business, among which there is pressure to lower the prices of finished products. There is also the strong public demand for the establishment of a comprehensive global environment and energy saving-related system based on lithium ion rechargeable batteries in the automobile and industrial sectors. Rechargeable batteries including lithium ion rechargeable batteries are essential to make internal-combustion systems electric-driven and for practical application of new energy that replaces fossil fuels. The Hitachi Group must reinforce a system that can flexibly address such customer needs in order to improve its growth and profitability of the Hitachi Group in the lithium ion rechargeable batteries business.

Under such circumstances, since the end of March 2009, Hitachi and Hitachi Maxell have discussed various measures to improve the enterprise value of both companies and concluded that Hitachi’s acquisition of Hitachi Maxell and making it a wholly owned subsidiary to establish a more stable capital relationship would be very beneficial to enhance the enterprise value not only of Hitachi Maxell but also of the entire Hitachi Group.

Specifically,

1)	First, Hitachi and Hitachi Maxell believe that both companies can favorably survive the competition in the automobile, industrial sectors and railway vehicles by aggressively combining the lithium ion batteries development capability, mass production technology and other tangible and intangible assets in the lithium ion batteries-related business areas that Hitachi Maxell has acquired in the consumer products field and Hitachi’s system capability and diverse business infrastructure, which are expected to become a reliable part of proposals for system solutions in industrial sectors where future development is expected. By combining all such capabilities and assets, Hitachi and Hitachi Maxell can enhance the development capability of products using lithium ion rechargeable batteries in these fields and accelerate the exploration of new applications. Hitachi and Hitachi Maxell also believe that Hitachi’s system solutions in the industrial sector will significantly differentiate both companies from other consumer product manufacturers that produce lithium ion rechargeable batteries by expanding the lithium ion batteries business that is a key device of the social innovation business along with motors, invertors and power semiconductors and by enhancing solution proposals which is integrated with such lithium-ion rechargeable batteries business and social and industry systems.

2)	Further, concerning research and development, in the markets for in-vehicle products and products for industrial and social infrastructure where future growth is expected, there will be many opportunities to apply Hitachi’s research resources for products and services and it will be relatively easier for collaborations between Hitachi Maxell and Hitachi to lead to tangible results. Both companies expect tighter technological collaborations based on the integrated management of the Hitachi and Hitachi Maxell to generate significant synergies.

3)	In the promising lithium ion batteries business, competitors will also concentrate their business resources in this field. However, Hitachi Maxell’s competitiveness is expected to be substantially improved by reinforcing the capital relationship with Hitachi. Through the integration, Hitachi Maxell will receive further credit, supported by the Hitachi’s sturdy financial base, thereby enabling Hitachi Maxell to make flexible judgments for larger-scale investments.

4)	In addition, by reinforcing the capital relationship between Hitachi Maxell and Hitachi, it will become possible to reduce the investment burden of Hitachi Maxell by sharing manufacturing lines with other Group companies such as Hitachi Vehicle Energy which engages in the manufacture of in-vehicle large-scale lithium ion rechargeable batteries. That will help reinforce the Group wide cost competitiveness too. Optimizing the Hitachi Group’s operating base more than ever, such fundamental advances will become possible.

It is also expected that Hitachi making Hitachi Maxell a wholly owned subsidiary and the establishment of a more stable capital relationship will be beneficial to Hitachi Maxell’s businesses other than the batteries business as well.

Specifically, with regard to computer tapes and video tapes for broadcasting, for which Hitachi Maxell holds high market shares, and storage and broadcasting and telecommunications equipment, on which Hitachi’s Information & Telecommunication Systems Group has been focusing, equipment and media has been developed at separate companies. In the future, however, Hitachi can expect faster product development and the acquisition of more customers through the collaboration between Hitachi Maxell and Hitachi, harnessing each company’s specialties and converging the development resources of both companies. It will also become possible to offer increasingly valuable and optimal solutions to customers. With regard to camera lens and optical pickup lens, which are mainstay products in the optical components business on which Hitachi Maxell is focusing, such as the lens for finger vein authentication systems, monitoring camera systems for crime prevention, in-vehicle cameras and BD/DVD/CD all-compatible drives that the Hitachi Group has commercialized, cooperation from the development stage will make it possible to differentiate them from other companies’ products and reinforce product competitiveness. Furthermore, as for adhesive tapes and adhesion technology in Hitachi Maxell’s Functional Materials & Components business, further reinforcement of competitiveness can be expected in the automobile and electronics fields developed by the Hitachi Group. In the medical field as well, synergies and the exploration of new markets can be expected, with such medical equipment as blood measurement devices and biomaterials and components such as bio-beads for DNA analysis. In addition, by optimizing the “Maxell” brand and sales channel that Hitachi Maxell has nurtured worldwide, significant reinforcement of Hitachi’s consumer products sales capability can be expected.

Through reinforcement of the capital relationship between Hitachi and Hitachi Maxell in these ways, integrated business management will help optimize all the businesses conducted by Hitachi Maxell including the “batteries” business, thereby enabling larger-scale and more effective investments compared with utilization of business resources such as for R&D and capital investments conducted solely by Hitachi or Hitachi Maxell.

Hitachi intends to reinforce Hitachi Maxell’s businesses, even after making it a wholly owned subsidiary, by not only respecting Hitachi Maxell’s self-initiatives and independence but also paying attention to Hitachi Maxell’s business features and the management that can fully utilize the operational and structural strength.

After making Hitachi Maxell its wholly owned subsidiary, Hitachi will strive for consistent growth of Hitachi Maxell in its priority areas by reinforcing Hitachi Maxell’s R&D capability and productivity through a stronger relationship with the Hitachi Group and the effective use of business resources.

Hitachi believes that the reinforcement of Hitachi Maxell’s business base and management base by such a strong relationship will lead to the improvement of the enterprise value of Hitachi Maxell and the entire Hitachi Group.

2.	Summary of the Share Exchange

(1) Schedule of the Share Exchange

President and Chief Executive Officer’s decision to conduct the Share Exchange (Hitachi)	Thu. January 14, 2010

Resolution at the Board of Directors’ meeting to conduct the Share Exchange (Hitachi Maxell)	Thu. January 14, 2010

President and Chief Executive Officer’s decision to conclude the Share Exchange Agreement (Hitachi)	Wed. February 24, 2010

Resolution at the Board of Directors’ meeting to conclude the Share Exchange Agreement (Hitachi Maxell)	Wed. February 24, 2010

Conclusion of the Share Exchange Agreement (Hitachi and Hitachi Maxell)	Wed. February 24, 2010

Final trading date (Hitachi Maxell)	Fri. March 26, 2010 (planned)

Delisting date (Hitachi Maxell)	Mon. March 29, 2010 (planned)

Scheduled execution date (effective date)	Thu. April 1, 2010 (planned)

Note:	Both companies plan to implement the Share Exchange without obtaining approval by resolution at a General Meeting of Shareholders, with Hitachi using a simplified share exchange procedure pursuant to Article 796, Paragraph 3 of the Companies Act, and Hitachi Maxell using a summary share exchange procedure pursuant to Article 784, Paragraph 1 of the Companies Act.

(2) Share Exchange Method

Under the Share Exchange, Hitachi will be the wholly owning parent company in share exchange and Hitachi Maxell the wholly owned subsidiary in share exchange. Furthermore, both companies plan to implement the Share Exchange without obtaining approval by resolution at a General Meeting of Shareholders, with Hitachi using a simplified share exchange procedure pursuant to Article 796, Paragraph 3 of the Companies Act, and Hitachi Maxell using a summary share exchange procedure pursuant to Article 784, Paragraph 1 of the Companies Act.

(3) Details of the Allotment related to the Share Exchange

Company Name	Hitachi, Ltd. (Wholly Owning Parent Company in Share Exchange)	Hitachi Maxell, Ltd. (Wholly Owned Subsidiary in Share Exchange)
Allotment related to the Share Exchange	1	5.66
Number of shares to be delivered under the Share Exchange	31,164,967 shares of common stock (planned)

Notes:

1.	Share allotment ratio

5.66 shares of Hitachi will be allotted and delivered for each share of Hitachi Maxell. However, no allotment of shares will be made under the Share Exchange for Hitachi Maxell shares held by Hitachi (90,553,354 shares as of February 24, 2010).

2.	Number of shares to be delivered under the Share Exchange

Upon the Share Exchange, Hitachi will deliver to Hitachi Maxell shareholders (other than Hitachi) immediately prior to the time at which it acquires all of the outstanding Hitachi Maxell shares (exclusive of those shares held by Hitachi) under the Share Exchange (the “Record Time”) Hitachi shares equivalent in number to 5.66 multiplied by the total number of Hitachi Maxell shares held by each Hitachi Maxell shareholder in exchange for those shares of Hitachi Maxell. Furthermore, Hitachi Maxell’s Board of Directors, at a meeting to be held by the day before the effective date of the Share Exchange, will resolve to cancel all of the treasury stock (including that acquired as a result of an application for purchase exercised by dissenting shareholders as per Article 785, Paragraph 1 of the Companies Act regarding the Share Exchange) by the Record Time.

There is the possibility that the number of Hitachi shares to be delivered could be amended due to factors such as Hitachi Maxell’s cancellation of treasury stock.

In addition, the Hitachi shares to be delivered are scheduled to be shares of treasury stock held. However, there is the possibility that a portion of these shares will be newly issued, depending on the number of Hitachi Maxell’s treasury stock to be cancelled by the Record Time as well as the number of shares to be delivered under Hitachi’s share exchange with Hitachi Plant Technologies, Ltd. to be conducted on the effective date of April 1, 2010.

3.	Handling of less-than-one-unit shares (tangen-miman-kabushiki)

Shareholders who will hold less-than-one-unit shares of Hitachi as a result of the Share Exchange may make use of one of the methods below with regard to Hitachi shares. Less-than-one-unit shares cannot be sold on financial instrument exchanges.

1)	Additional purchase system for less-than-one-unit shares (additional purchase of up to 1,000 shares)

A system under which shareholders that hold less-than-one-unit shares of Hitachi may additionally purchase the incremental number of Hitachi shares to make one unit (tangen) (1,000 shares).

2)	Purchase system for less-than-one-unit shares (sale of less-than-one-unit shares)

A system under which shareholders that hold less-than-one-unit shares of Hitachi may request Hitachi to repurchase those less-than-one-unit shares held.

4.	Treatment of fractions of less than one (1) share

If the number of Hitachi shares to be delivered through the Share Exchange includes a fraction of less than one share, Hitachi will sell the number of shares equivalent to the sum of all such fractions (fractions of the aggregate number to be rounded down) and will deliver the proceeds of that sale to those Hitachi Maxell shareholders who are to receive such fractions in proportion to the fractions attributed to them pursuant to Article 234 of the Companies Act and other applicable laws and regulations.

(4) Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights under the Share Exchange

Hitachi Maxell does not have any outstanding issues of stock acquisition rights or bonds with stock acquisition rights.

3.	Basis of Calculation, etc., for the Details of the Allotment related to the Share Exchange

(1) Basis of Calculation

In order to ensure fairness and adequacy in determining the share exchange ratio for the Share Exchange (the “Share Exchange Ratio”), each company individually requested a third-party appraiser independent of Hitachi and Hitachi Maxell to calculate the share exchange ratio. Hitachi designated Nomura Securities Co., Ltd., as its third-party appraiser and Hitachi Maxell designated Nikko Cordial Securities Inc., as its third-party appraiser.

Nomura Securities analyzed the Tender Offer conducted prior to the Share Exchange, as well as its terms and conditions and its results, etc., and for Hitachi, in light of the fact that Hitachi shares are listed on the financial instrument exchanges and that market values are available, made a calculation using the average market share price method (in view of various terms and conditions, based on the closing price on the First Section of the Tokyo Stock Exchange on the record date of February 22, 2010, and the average closing prices for each trading day during the most recent one-week period, from February 16 to February 22, 2010, the most recent one-month period, from January 25 to February 22, 2010, and the period from December 8, 2009, the business day immediately following the issuing of Hitachi’s December 7, 2009, news release titled, “Determination of Offer Price and Selling Price for Issuance and Sale of Shares and Conversion Price and Other Conditions for Issuance of Convertible Bond Type Bonds with Stock Acquisition Rights,” to February 22, 2010).

For Hitachi Maxell, in light of the fact that Hitachi Maxell shares are listed on the financial instrument exchanges and that market values are available, Nomura Securities made a calculation using the average market share price method (in view of various terms and conditions, based on the closing price on the First Section of the Tokyo Stock Exchange on the record date of February 22, 2010, and the average closing prices for each trading day during the most recent one-week period, from February 16 to February 22, 2010, the most recent one-month period, from January 25 to February 22, 2010, and the period from December 8, 2009, the business day immediately following the issuing of Hitachi’s December 7, 2009, news release titled, “Determination of Offer Price and Selling Price for Issuance and Sale of Shares and Conversion Price and Other Conditions for Issuance of Convertible Bond Type Bonds with Stock Acquisition Rights,” to February 22, 2010). In addition, given the existence of multiple similar listed companies that are comparable to Hitachi Maxell, Nomura Securities made a calculation using the comparable company analysis method, since it is possible to analogize the equity value by this method. Nomura Securities also made a calculation using the discounted cash flow method (the “DCF” method) to reflect the value of Hitachi Maxell’s future business activities.

These calculations resulted in the following ranges of share exchange ratios per Hitachi share.

Methods used	Calculation results of share exchange ratio
Average market share price method	5.66 — 5.93
Comparable company analysis method	4.65 — 4.82
DCF method	5.29 — 6.37

On the other hand, Nikko Cordial Securities analyzed the Tender Offer conducted prior to the Share Exchange, as well as its terms and conditions and its results, etc., and for Hitachi Maxell, in light of the fact that Hitachi Maxell shares are listed on the financial instrument exchanges, and that market values are available, made a calculation using the average market share price method (in view of various terms and conditions, with the record date of February 22, 2010, based on the average closing prices on the First Section of the Tokyo Stock Exchange for each trading day during the most recent one-month period, from January 25 to February 22, 2010 and the most recent three-month period, from November 24, 2009 to February 22, 2010). In addition, given the existence of multiple similar listed companies that are comparable to Hitachi Maxell, Nikko Cordial Securities made a calculation using the comparable company analysis method because it is possible to analogize the equity value by this method. Nikko Cordial Securities also made a calculation using the DCF method to reflect the value of Hitachi Maxell’s future business activities. For Hitachi, in light of the fact that Hitachi shares are listed on the financial instrument exchanges and that market values are available, Nikko Cordial Securities made a calculation using the average market share price method (in view of various terms and conditions, with the record date of February 22, 2010, based on the average closing prices on the First Section of the Tokyo Stock Exchange for each trading day during the period from February 5, 2010, the business day immediately following the issuing of Hitachi’s February 4, 2010, news release titled, “Hitachi Announces Revisions of Consolidated Business Forecasts for Fiscal 2009,” to February 22, 2010, the most recent one-month period, from January 25 to February 22, 2010, the period from December 8, 2009, the business day immediately following the issuing of Hitachi’s December 7, 2009, news release titled, “Determination of Offer Price and Selling Price for Issuance and Sale of Shares and Conversion Price and Other Conditions for Issuance of Convertible Bond Type Bonds with Stock Acquisition Rights,” to February 22, 2010 and the most recent three-month period, from November 24, 2009 to February 22, 2010). These calculations resulted in the following ranges of share exchange ratios per Hitachi share.

Methods used	Calculation results of share exchange ratio
Average market share price method	5.52 — 6.21
Comparable company analysis method	3.31 — 5.20
DCF method	4.25 — 6.00

(2) Basis of the Valuation

Hitachi and Hitachi Maxell carefully considered the calculation results of the share exchange ratio received from the third-party appraisers. The two companies also studied the terms and conditions and outcome of the Tender Offer as well as the market value level of Hitachi shares and other various factors. Based on these considerations, they conducted numerous negotiations and consultations on the evaluation of Hitachi Maxell shares using the equivalent in value to the Tender Offer Price as a standard as described in the Tender Offer News Releases. As a result, Hitachi and Hitachi Maxell have concluded that the Share Exchange Ratio in 2.(3) “Details of the Allotment related to the Share Exchange” above is adequate and that the ratio will not harm the interests of either company’s shareholders. Therefore, Hitachi and Hitachi Maxell concluded a share exchange agreement to conduct the Share Exchange using the share exchange ratio in 2.(3) “Details of the Allotment related to the Share Exchange” above following the decision by Hitachi’s President and Chief Executive Officer and the resolution at Hitachi Maxell’s Board of Directors’ meeting.

With the calculation results of the share exchange ratio provided by the aforementioned third-party appraisers, no opinions are being expressed with regard to the fairness of the Share Exchange Ratio.

If any major changes were to emerge in the terms and conditions used as the basis of the calculation, the share exchange ratio may be changed through consultations between the both companies.

(3) Relationship with Third-Party Appraisers

Nomura Securities, Hitachi’s third-party appraiser, and Nikko Cordial Securities, Hitachi Maxell’s third-party appraiser, are independent of both Hitachi and Hitachi Maxell, and neither is a Related Party to Hitachi or Hitachi Maxell. There are no significant conflicts of interest.

(4) Likelihood of and Reason for Delisting of Shares

As Hitachi Maxell will become a wholly owned subsidiary of Hitachi as of the effective date of the Share Exchange (scheduled for April 1, 2010), Hitachi Maxell shares are scheduled to be delisted on March 29, 2010 (with March 26, 2010, as the final trading date). Trading of Hitachi Maxell shares will become unavailable on the Tokyo Stock Exchange and the Osaka Securities Exchange after the delisting.

The Hitachi shares allotted to Hitachi Maxell shareholders under the Share Exchange will be listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and other financial instrument exchanges following the delisting of Hitachi Maxell shares, and will be able to be traded on financial instrument exchanges on and after the effective date of the Share Exchange. In this way, share liquidity will continue to be provided to Hitachi Maxell shareholders that hold at least 177 shares of Hitachi Maxell and who under the Share Exchange will receive an allotment of at least 1,000 shares, constituting one unit of Hitachi shares.

On the other hand, Hitachi Maxell shareholders that hold fewer than 177 shares of Hitachi Maxell will receive an allotment of fewer than 1,000 Hitachi shares, which is less than one unit. These less-than-one-unit shares cannot be sold at a financial instruments exchange, but shareholders holding these less-than-one-unit shares can request that Hitachi repurchase those less-than-one-unit shares. They may also additionally purchase from Hitachi the incremental number of shares to make one unit. Please refer to 2.(3), Note 3, “Handling of less-than-one-unit shares (tangen-miman-kabushiki),” for details on the handling of these shares. Please refer to 2.(3), Note 4, “Treatment of fractions of less than one (1) share,” for details on the handling of fractions of less than one share that result from the Share Exchange.

The purpose of making Hitachi Maxell a wholly owned subsidiary via the Share Exchange is as per the above 1. “Purpose of Making Hitachi Maxell a Wholly Owned Subsidiary via the Share Exchange,” and the delisting of Hitachi Maxell shares is not in itself the purpose.

(5) Measures to Ensure Fairness

As of today, Hitachi holds 90.98% of the total number of issued shares of Hitachi Maxell. Therefore, in order to ensure fairness and adequacy with regard to details of the allotment related to the Share Exchange, both companies individually requested the calculation of a share exchange ratio by independent third-party appraisers as outlined in the above 3.(1) “Basis of Calculation,” and received the results. Taking into account the results, the two companies have conducted considerations, negotiations and consultations and thus decided to conduct a share exchange using the agreed share exchange ratio. Furthermore, neither company has obtained an opinion on the fairness of the share exchange ratio, the so-called Fairness Opinion from those third-party appraisers.

(6) Measures to Avoid Conflicts of Interest

As of today, Hitachi holds 90.98% of the total number of issued shares of Hitachi Maxell. Therefore, Hitachi Maxell has adopted the following measures to avoid conflicts of interest within Hitachi Maxell.

1)	Passing Board of Directors’ resolutions with the unanimous approval of all directors other than those serving concurrently as a director at another Hitachi Group company

To avoid any conflict of interest, Hitachi Maxell directors Michiharu Nakamura, who concurrently serves as a director of Hitachi, and Isao Uchigasaki, who concurrently serves as a director of a Hitachi subsidiary, have not participated in the deliberations and resolution concerning the Share Exchange at meetings of Hitachi Maxell’s Board of Directors, and have not been involved in consultations or negotiations with Hitachi representing Hitachi Maxell. In addition, Yoshito Tsunoda who will serve as Senior Vice President and Executive Officer of Hitachi starting from April 1, 2010, has not participated in the deliberations and resolution concerning the Share Exchange, and has not been involved in consultations or negotiations with Hitachi representing Hitachi Maxell after the recognition of this scheduled appointment to avoid any conflict of interest. All of Hitachi Maxell’s directors except for Mr. Tsunoda, Mr. Nakamura and Mr. Uchigasaki attended the Hitachi Maxell Board of Directors’ meeting, and unanimously approved the conclusion of the Share Exchange Agreement.

2)	Receipt of advice from an independent law office

Hitachi Maxell’s Board of Directors appointed Nagashima Ohno & Tsunematsu, a law office independent of both Hitachi and Hitachi Maxell, as an advisor and received their legal advice concerning the various procedures related to the Share Exchange including the Board of Directors’ decision-making methods and process.

4.	Outline of the Companies Involved in the Share Exchange (Note 1)

	Wholly Owning Parent Company in Share Exchange	Wholly Owned Subsidiary in Share Exchange

(1) Corporate Name	Hitachi, Ltd.	Hitachi Maxell, Ltd.

(2) Head Office	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo	1-88, Ushitora 1-chome, Ibaraki-shi, Osaka

(3) Name and Title of Representative	Takashi Kawamura, Chairman, President and Chief Executive Officer	Yoshito Tsunoda, President and Chief Executive Officer

(4) Description of Businesses	Development, production, sale and service of products related to Information & Telecommunication Systems and Power & Industrial Systems.	Manufacturing and marketing of Information Storage Media, Batteries and Material-Device-Electronic Appliances.

(5) Paid-in Capital	¥408.8 billion (As of February 24, 2010) (Note 2)	¥12.2 billion (As of February 24, 2010)

(6) Date Established	February 1, 1920	September 3, 1960

(7) Total Number of Issued Shares	4,518,126,056 shares (As of February 24, 2010) (Note 2)	99,532,133 shares (As of February 24, 2010)

(8) Year-end	March 31	March 31

(9) Number of Employees	358,287 (consolidated)	4,587 (consolidated)

(10) Principal Clients	Private sectors and public offices in Japan and overseas	Private sectors and public offices in Japan and overseas

(11) Principal Banks	Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd. Mitsubishi UFJ Trust and Banking Corporation

(12) Major Shareholders and Shareholdings	The Master Trust Bank of Japan, Ltd. (Trustee Account) 5.65% NATS CUMCO 4.46% Japan Trustee Services Bank, Ltd. (Trustee Account) 4.05%	Hitachi, Ltd. 51.37% CREDIT SUISSE SEC (EUROPE) LTD PB SEC INT NON-TR CLT 4.01% Japan Trustee Services Bank, Ltd. 3.87%

(13) Relationships between the Companies Involved

Capital Relationships	Hitachi holds 90,553,354 shares of Hitachi Maxell, equivalent to a shareholding of 90.98% of the total number of issued shares. (As of February 24, 2010)

Personnel Relationships	One Hitachi director sits on Hitachi Maxell’s Board of Directors.

Transaction Relationships	Hitachi conducts fund transactions with Hitachi Maxell under the Hitachi Group’s cash pooling system.

Status as a Related Party	Hitachi Maxell is a consolidated subsidiary of Hitachi, and therefore a Related Party of Hitachi.

(14) Financial Position and Business Results in Recent Three Years (Note 3)

Years ended March 31	Hitachi, Ltd. (Consolidated, U.S. GAAP)			Hitachi Maxell, Ltd. (Consolidated, J GAAP)
	2007	2008	2009	2007	2008	2009
Net assets	2,442,797	2,170,612	1,049,951	195,862	192,074	164,207
Total assets	10,644,259	10,530,847	9,403,709	262,640	262,491	216,823
Net assets per share (Yen)	734.66	652.95	315.86	2,039.77	1,999.65	1,709.39
Revenues	10,247,903	11,226,735	10,000,369	202,240	209,359	172,652
Operating income (loss) (Note 4)	182,512	345,516	127,146	7,940	6,464	(2,336)
Ordinary income (loss) (Note 5)	—	—	—	9,062	5,534	(1,524)
Net income (loss)	(32,799)	(58,125)	(787,337)	2,896	1,671	(24,146)
Net income (loss) per share (Yen)	(9.84)	(17.48)	(236.86)	30.16	17.40	(251.36)
Dividend per share (Yen)	6.00	6.00	3.00	20.00	20.00	20.00

Notes:

1.	As of September 30, 2009, unless otherwise specified.
2.	Changes in paid-in capital and the total number of issued shares due to exercise of stock acquisition rights attached to bonds with stock acquisition rights from February 1 to February 24, 2010, have not been considered.
3.	Millions of yen unless otherwise specified.
4.	Hitachi’s operating income is presented in accordance with financial reporting principles and practices generally accepted in Japan.
5.	Hitachi omits the figures for ordinary income because it has adopted U.S. GAAP for its consolidated financial results.

5.	Status of the Company after the Share Exchange

Wholly Owning Parent Company in Share Exchange
(1) Corporate Name	Hitachi, Ltd.

(2) Head Office	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(3) Name and Title of Representative	Hiroaki Nakanishi, President (Note 1)

(4) Description of Businesses	Development, production, sale and service of products related to Information & Telecommunication Systems and Power & Industrial Systems

(5) Paid-in Capital	¥408.8 billion (Note 2)

(6) Year-end	March 31

(7) Net Assets	To be determined

(8) Total Assets	To be determined

Notes:

1.	Hitachi decided to change President on April 1, 2010, in accordance with a resolution at the Board of Directors’ meeting held on February 4, 2010, as stated in its announcement of the same day, “Hitachi Announces Changes to Top Managements.”
2.	Changes in paid-in capital due to the exercise of stock acquisition rights attached to bonds with stock acquisition rights from February 1, 2010 to the effective date of the Share Exchange have not been considered.

6.	Outline of Accounting Treatment

The Share Exchange is expected to fall under transactions with minority shareholders, among transactions under common control, etc.

7.	Future Outlook

The impact of the Share Exchange on the business results of Hitachi and of Hitachi Maxell is expected to be negligible.

8.	Matters concerning Transactions with Controlling Shareholders

As noted in “Guidelines concerning measures to protect minority shareholders in transactions with controlling shareholders” in Hitachi Maxell’s Corporate Governance Report of November 30, 2009, it is Hitachi Maxell’s policy to carry out transactions with Hitachi and within the Hitachi Group based on fair market prices.

With regard to the Share Exchange in which Hitachi Maxell’s controlling shareholder, Hitachi, will become the wholly owning parent company and Hitachi Maxell will become the wholly owned subsidiary, Hitachi Maxell has implemented the measures outlined in the above 3.(5) “Measures to Ensure Fairness” and 3.(6) “Measures to Avoid Conflicts of Interest,” to ensure fairness and avoid conflicts of interest, and Hitachi Maxell considers those measures to be consistent with this policy.

Furthermore, “Guidelines concerning measures to protect minority shareholders in transactions with controlling shareholders” is as follows.

It is the Company’s policy to carry out transactions with parent company Hitachi, Ltd. and within the Hitachi Group based on fair market prices.

(Reference)

Outlook for Fiscal 2009 and Consolidated Financial Results for Fiscal 2008

Hitachi (Outlook for Fiscal 2009 was disclosed on February 4, 2010)

	(Millions of yen)
	Revenues	Operating income	Income (loss) before income taxes	Net income (loss) (Note 1)	Net income (loss) attributable to Hitachi, Ltd. (Note 2)
Outlook for Fiscal 2009	8,700,000	135,000	(45,000)	(195,000)	(210,000)
Consolidated Financial Results for Fiscal 2008	10,000,369	127,146	(289,871)	(795,120)	(787,337)

Notes:

1.	“Net income (loss)” is the same as “Income before minority interests” reported through Fiscal 2008.
2.	“Net income (loss) attributable to Hitachi, Ltd.” is the same as “Net income” reported through Fiscal 2008.

Hitachi Maxell (Outlook for Fiscal 2009 was disclosed on April 27, 2009)

	(Millions of yen)
	Revenues	Operating income (loss)	Ordinary income (loss)	Net income (loss)
Outlook for Fiscal 2009	150,000	2,000	2,400	100
Consolidated Financial Results for Fiscal 2008	172,652	(2,336)	(1,524)	(24,146)

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•	legislative and regulatory changes enacted by the new Japanese government;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems, the Electronic Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	fluctuations in product demand and industry capacity;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

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